Exhibit 8.1

Russell E. Anderson, CPA Russ Bradshaw, CPA William R. Denney, CPA 5296 S. Commerce Dr Suite 300 Salt Lake City, Utah 84107 USA (T) 801.281.4700 (F) 801.281.4701 abcpas.net
November 25, 2014

Board of Directors
Islet Sciences, Inc.
6601 Six Forks Rd, Suite 140
Raleigh, North Carolina 27615

Gentlemen:

It is our pleasure to provide you with this opinion regarding the expected tax consequences of the proposed agreement and plan of merger among Islet Sciences, Inc. (“Islet”), Brighthaven Ventures, L.L.C. (“Brighthaven) , Islet Holdco, Inc. or Avogenx, Inc. (“Avogenx”), Islet Merger Sub, Inc. (“Islet Merger”), and The Members of Brighthaven Ventures, LLC. (“Members”)  This opinion letter is limited exclusively, and will only opine on the portion of the transaction in and between the public shareholders of Islet (“Public Shareholders”) and Islet including its wholly-owned subsidiary Avogenx.  We will not opine, and do not render an opinion, with regard to Brighthaven or its Members.

Our opinions are based upon documents which you have provided to us, namely, the Summary of Certain U.S. Federal Income Tax Considerations, organizational charts, a copy of the Merger Agreement dated September 30, 2014, and the Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”). Our opinion is delivered in connection with the filing of the Registration Statement.

We have not audited, or otherwise verified, any information provided by you in the course of our research and provide no assurance as to the accuracy of those numbers.

The opinion letter is being issued in connection with a specific transaction and should not be generally applied to any other transaction.  Further, each taxpayer to whom that opinion letter is given should seek advice based on the taxpayer’s particular circumstances from their own independent advisor.

References to the Internal Revenue Code Section (“IRC”) and Treasury Regulation Section (“TRS”) are noted as such.

Background

Islet Sciences, Inc. (“Islet”) was incorporated under the name One E-Commerce Corporation on September 14, 1994 in the State of Nevada. Effective February 23, 2012, the Company changed its name to Islet Sciences, Inc.  Islet is a publicly traded parent company of two wholly-owned subsidiaries, Diakine Therapeutics, Inc. (“Diakine”) and Islet Sciences, Inc. (Delaware) (“Islet Delaware”).  Islet and its related subsidiaries take part in a consolidated group for U.S. federal income tax purposes.

Islet has 100 million authorized shares of voting, common stock of which approximately 67.5 million shares are issued and outstanding.  Additionally, Islet has authorized 10 million preferred shares, but none are issued and outstanding as of the date of this opinion.  All previously issued A, B, and C Series Preferred shares have been converted into common shares as of the date of this opinion.

There are 123,700 unvested shares of restricted stock, 12.4 million warrants, 1.4 million nonqualified stock options that are exercisable, and 1.6 million nonqualified stock options that are not vested, all of which are payable in the company’s common stock.

The company is a biotechnology company engaged in the research, development, and commercialization of new medicines and technologies for the treatment of metabolic diseases and related indications where there is a significant measurable unmet medical need.

Transaction

Organization of Avogenx. Islet has caused Avogenx to be organized under the laws of the State of Delaware and owns all of the capital stock of Avogenx.

Organization of Islet Merger Sub.  Islet has caused Avogenx to organize, and Avogenx has organized, Islet Merger Sub under the laws of the State of Nevada and Avogenx owns all of the capital stock of Islet Merger Sub.

The Acquisitions. At the Initial Effective Time, Islet Merger Sub shall be merged with and into Islet (the “Islet Merger”). Islet will be the surviving corporation in the Islet Merger (the “Islet Surviving Corporation”), and the separate existence of Islet Merger Sub shall cease. As a result of the Islet Merger, Islet shall become a wholly owned Subsidiary of Avogenx.  From and after the Initial Effective Time, the Islet Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Islet and Islet Merger Sub, all as provided under the Nevada Revised Statutes (“NRS”).

Conversion of Islet Securities.  At the Initial Effective Time, by virtue of the Islet Merger and without any action on the part of Avogenx, Islet Merger Sub, Islet or the holders of any of the following securities, the following shall occur:

(a)
  Conversion of Islet Common Stock.  Each share of common stock, par value $0.001 per share, of Islet (“Islet Common Stock”) issued and outstanding immediately prior to the Initial Effective Time shall be converted into the right to receive shares of validly issued, fully paid and non-assessable shares of Avogenx Common Stock at the conversion rate of not less than three (3) and not more than forty (40) shares of Islet Common Stock for one (1) share of Avogenx Common Stock, with the effective number of Islet Common Stock convertible into one (1) share of Avogenx Common Stock be determined by the Board of Directors of Islet (the “Conversion Rate”).  No fractional shares of Avogenx Common Stock shall be issued pursuant to this Agreement.  All fractional shares of Avogenx Common Stock that a holder of shares of Islet Common Stock would otherwise be entitled to receive pursuant to the Islet Merger shall be aggregated, and if a fractional share results from such aggregation, such fractional share shall be automatically rounded up to a whole share.

(b)
Conversion of Islet Merger Sub Stock.  Each share of common stock of Islet Merger Sub issued and outstanding immediately prior to the Initial Effective Time shall be converted into one fully paid and non-assessable share of Islet Common Stock, following which the Islet Surviving Corporation shall become a wholly-owned Subsidiary of Avogenx.

Islet Warrants, Options and Other Stock-Based Awards. The Board of Directors of Islet or the appropriate committee thereof shall take all action necessary so that:

(a)
Each warrant (“Islet Warrant”), option or other right to acquire Islet Common Stock (“Islet Stock Option”) which is outstanding immediately prior to the Initial Effective Time (whether vested or unvested) shall, as of the Initial Effective Time, cease to represent a right to purchase shares of Islet Common Stock and shall instead represent the right to purchase shares of Avogenx Common Stock equal to the number of shares of Islet Common Stock subject to such Islet Warrant or Islet Stock Option immediately prior to the Initial Effective Time, as adjusted for the Conversion Rate. The exercise price per share of Avogenx Common Stock subject to any such Islet Warrant or Islet Stock Option at and after the Initial Effective Time shall be equal to the exercise price per share of Islet Common Stock subject to such Islet Warrant or Islet Stock Option prior to the Initial Effective Time, as adjusted for the Conversion Rate.

(b)
Each restricted stock unit, deferred stock unit or phantom unit in respect of a share of Islet Common Stock (the “RSUs”) which is outstanding (including any RSUs held in participant accounts under any employee benefit or compensation plan or arrangement of Islet) immediately prior to the Initial Effective Time shall, as of the Initial Effective Time, be converted into a number of restricted stock units in respect of shares of Avogenx Common Stock, equal to the number of shares underlying RSUs held by the grantee immediately prior to the Initial Effective Time, as adjusted for the Conversion Rate.

Assumptions

We have assumed (i) that the statements and representations of fact (which statements and representations of fact we have neither investigated nor verified) contained in the Merger Agreement, the Registration Statement and the Representation Letters are true, correct, and complete, and will continue to be true, correct, and complete through and as of the time the Merger becomes effective (the “Effective Time”) and thereafter (where relevant), (ii) that all such statements and representations of fact made “to the knowledge” of any person or party or with similar qualifications are true, correct and complete, and will continue to be true, correct and complete through and as of the Effective Time and thereafter (where relevant), in each case as if made without such qualifications, and (iii) any statements and representations of fact made in the Merger Agreement, the Registration Statement or the Representation Letters regarding the “belief” of any person are true, correct and complete, and will continue to be true, correct and complete through and as of the Effective Time and thereafter (where relevant), in each case as if made without such qualifications.

The formation and transaction will be carried out as described in the merger documents as described above.

The formations and mergers noted under the transaction section above will be carried out pursuant to the same plan and on approximately the same date.

No shares issued of Avogenx to the Public shareholders are for services rendered previous to, in conjunction with, or for future services for the benefit of Avogenx or any of its subsidiaries.

No shares issued of Avogenx are for any indebtedness of Avogenx or any of its subsidiaries.

No Islet shareholders have a binding agreement in place prior to the date of the proposed transaction, to sell, exchange, or otherwise dispose of shares of Avogenx that would cause the transferors to lose control.

Each transferor will receive stock of Avogenx approximately equal to the fair market value of the property transferred to Avogenx.

Avogenx will not be an investment company with the meaning of IRC 351(e)(1) and TRS 1.351-1(c)(1)(ii).  This transaction has sufficient business purpose, continuity of interest, and continuity of business enterprise to meet the demands of both statutory and Treasury Regulations.

Members of Brighthaven are seeking a separate tax opinion letter with regard to the tax consequences of their proposed exchange.  Only insofar as is mentioned in the opinion below with Brighthaven as a member of the controlled group and their joining will not prohibit a valid exchange, will any opinion for them be granted in this opinion letter.

Law

IRC 351(a) provides that no gain or loss shall be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in IRC 368(c)) of the corporation.

IRC 368(c) defines control to mean the ownership of stock possessing at least 80 percent of the total combine voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

TRS 1.351-1(a)(1) provides that the phrase “immediately after the exchange” does not necessarily require simultaneous exchanges by two or more persons, but comprehends a situation where the rights of the parties have been previously defined and the execution of the agreement proceeds with an expedition consistent with orderly procedure.

IRC 368(a) describes the various forms of tax free reorganizations.  Specifically, IRC 368(a)(1)(A) is a statutory merger of two corporations.

IRC 368(a)(2)(E) provides that a statutory merger otherwise qualifying under IRC (a)(1)(A)  shall not be disqualified by reason of the fact that stock of a corporation which before the merger was in control of the merged corporation is used in the transaction, if after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction); and in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation which constitutes control of such corporation.

TRS 1.368-1(d) provides that the issuing corporation continue the target corporation’s historic assets or use a significant portion of the historic business assets in the ongoing business.  This is known as the Continuity of Business Enterprise test.

TRS 1.368-1(e) provides that continuity of interest requires that a substantial part of the value of the proprietary interests in the target corporation be preserved in the reorganization. A proprietary interest in the target corporation is preserved if, in a potential reorganization, it is exchanged for a proprietary interest in the issuing corporation (as defined in paragraph (b) of this section), it is exchanged by the acquiring corporation for a direct interest in the target corporation enterprise, or it otherwise continues as a proprietary interest in the target corporation.

TRS 1.368-2(g) indicates that reorganization must be undertaken for reasons germane to the continuance of the business of a corporation.  In other words, it must have a business purpose.

Tax Opinion

Our opinion is rendered below and will be given on each step of the proposed transaction.

Formation of Avogenx

It is our opinion that the formation of Avogenx as a wholly-owned subsidiary of Islet, formed in anticipation of the “double dummy” merger detailed above, will be treated for federal income tax purposes as an exchange described in IRC 351.  As such, this formation will be treated as a non-taxable capitalization and will be disregarded for tax purposes.  Neither the Public shareholders of Islet nor Islet will recognize gain or loss for U.S. federal income tax purposes.

Formation of Islet Merger Sub

It is our opinion that the formation of Islet Merger Sub as a wholly-owned subsidiary of Avogenx, formed in anticipation of the “double dummy” merger detailed above, will be treated for federal income tax purposes as an exchange described in IRC 351.  As such, this formation will be treated as a non-taxable capitalization and will be disregarded for tax purposes.  Neither the Public shareholders of Islet nor Islet will recognize gain or loss for U.S. federal income tax purposes.

Merger of Islet into Islet Merger Sub

The exchange of Islet shares by the Islet Shareholders for Avogenx shares will qualify as an exchange under IRC 351.  While the provisions of IRC 368(a)(2)(E) may apply to this exchange such that the merger will qualify as a tax-free reorganization, the Code collapses all of the transactions and treats the Public shareholders of Avogenx and Brighthaven as a common control group with regard to Avogenx for purposes of Code section 368(c). Collectively, they own 100% of Avogenx, and the overall transaction is therefore a good Code section 351 exchange.  Therefore, no gain or loss recognition is incurred to either Public shareholders or Avogenx.
Islet shareholders’ basis in their Islet shares will transfer to and be considered as carryover basis in the Avogenx shares received in the exchanged in accordance with IRC 362.

Acquisition of Brighthaven

It is also our opinion that the acquisition of Brighthaven by Avogenx as described in the Merger Agreement and the Registration Statement will not have a negative consequence to the tax-free reorganization as spelled out above.

Our opinion is not binding upon the Internal Revenue Service or the courts.  There can be no assurance that the Internal Revenue Service will agree with the opinion set forth herein, or that if challenged by the Internal Revenue Service, the opinion will be sustained by the courts.

We are furnishing this opinion in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose without our prior written consent.  We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.  We also consent to the references to Anderson Bradshaw PLLC contained in the Registration Statement.

Sincerely,

/s/ Anderson Bradshaw PLLC

Anderson Bradshaw PLLC